Form G-FIN


10030233

RECEIVED
2010 MAR 24 PM 3:12
SEC / TM

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
11-334

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

4. A. Full name of the financial institution:

Wells Fargo Bank, National Association

B. Address of principal office of financial institution:

420 Montgomery Street San Francisco, CA 94104

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

301 S. College Street, One Wachovia Center, 8th FLOOR, Charlotte, NC 28202

D. Mailing address if different from (B) or (C):

Same as above

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Tracy Braswell	Director	704.715-4860

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

375 Park Avenue, New York, NY 10152 - Trading Activities
608 2nd Avenue S. Minneapolis, MN 55402 Trading Activities
550 California Street San Francisco, CA 94104 - Trading Activities

5/27/10

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Kayari	Adrian	Taivo	Manager, Head of Fixed Income Trading
Mullins	Timothy	Paul	Managing Director
Altemeier	Steven	Burton	Managing Director
Braswell	Tracy	Jordan	Director

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Tracy	Jordan	Braswell	Director

Manual Signature: TJ Braswell

Date: 3/23/10